Thomas E. Hartman	Phone 301• 280 • 5040
Vice President and General Counsel
Two Bethesda Metro Center	Fax 301• 986 • 9509
Suite 1200
Bethesda, MD 20814

January 8, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:              Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:          Comment Letter dated December 14, 2009

Ladies and Gentlemen:

Please be advised, per my call to Ms. Kei Nakada earlier today, that we anticipate responding to the comment letter not later than Friday, January 29th, 2010.

Please call me at (301) 280-5040 with any questions you may have with respect to the foregoing or if I can otherwise be of assistance.

Sincerely,

Thomas E. Hartman
Vice President & General Counsel

A Family of Companies

Established in 1861